UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          CROWLEY, MILNER AND COMPANY
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  228093-10-0
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243
                                (313) 568-6973
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 15, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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CUSIP No.228093-10-0

1.       Name of Reporting Person:   Paul R. Rentenbach
         S.S. or I.R.S. Identification No. of Above Individual (optional):
                 N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [ ]
                 (b)    [ ]

3.       SEC Use Only

4.       Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [ ]

6.       Citizenship or Place of Organization:   United States

                              7.  Sole Voting Power
         Number of Shares         17,100
         Beneficially         8.  Shared Voting Power
         Owned by Each            -0-
         Reporting Person     9.  Sole Dispositive Power
         With                     17,100
                             10.  Shared Dispositive Power
                                  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 23,100

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 1.5%

14.      Type of Reporting Person:  IN
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CUSIP NO. 228093-10-0

         This is Amendment No. 1 to the Schedule 13D filed by Paul R. Rentenbach. This amendment reports the disposition of beneficial ownership in certain shares as the result of a surrender and cancellation by Mr. Rentenbach of a certain Option Agreement previously described in his initial
Schedule 13D filing. Accordingly, Mr. Rentenbach is no longer the beneficial owner of more than 5% of the outstanding shares of Crowley, Milner and Company (the "Company"). Items 5 and 6 of the Schedule 13D are amended to read as follows:

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Rentenbach owns beneficially 23,100 shares of Common Stock, which is comprised of 17,100 shares of Common Stock owned directly by Mr. Rentenbach and 6,000 shares of Common Stock which Mr. Rentenbach has the option to acquire within 60 days from the date hereof pursuant to options granted under the Company's 1995 Director Stock Option Plan. Based on the number of shares reported as outstanding in the Company's most recent Form 10-Q Quarterly Report, Mr. Rentenbach may be deemed to be the beneficial owner of 1.5% of the Company's outstanding shares of Common Stock.

         (b) Mr. Rentenbach has sole voting and dispositive power with respect to all shares beneficially owned by him.

         (c) There have been no transactions in the Common Stock by Mr. Rentenbach during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None. On December 15, 1998, Mr. Rentenbach surrendered to Mr. Joseph C. Keys the option previously granted pursuant to a certain Option Agreement dated December 29, 1997.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/S/ PAUL R. RENTENBACH
    Paul R. Rentenbach

Dated: December 23, 1998